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                          April 12, 2024

       Eric d   Esparbes
       Chief Financial Officer
       Biora Therapeutics, Inc.
       4330 La Jolla Village Drive, Suite 300
       San Diego, CA 92122

                                                        Re: Biora Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 8, 2024
                                                            File No. 333-278557

       Dear Eric d   Esparbes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stewart McDowell, Esq.